

Mail Stop 3233

August 24, 2016

Via E-mail
Robert R. Kaplan
Director and Secretary
HC Government Realty Trust, Inc.
1819 Main Street
Suite 212
Sarasota, Florida 34236

> **Re: HC Government Realty Trust, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 29, 2016**
> **File No. 024-10563**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2016 letter.

General

1. We note your response to comment 1. We also note that Edwin M. Stanton, your Chief Executive Officer, "is directly responsible for the development and implementation of our company's corporate, investment and capitalization strategies." We also note that prior to Holmwood Capital's formation, Mr. Stanton was a founding Principal of U.S. Federal Properties Trust, where he was responsible for all property acquisitions, and that Mr. Stanton co-founded SRS Investments, where he was involved in all aspects of the company and was responsible for the acquisition, financing, and management of investment properties. We also note that, according to SRS Investments' website, Edwin M. Stanton appears to be a current principal of that firm. Please revise your disclosure to

include a discussion of any material historical adverse business developments that Mr. Stanton and entities affiliated with Mr. Stanton have experienced.

Summary

Compensation to Our Manager, page 8

2. We note your response to comment 5. Please also include in your tabular summary a summary of the expense reimbursement provision contained in Section 7(b) of the Management Agreement.

Property Management Termination Fee, page 9

3. Please disclose whether the property management termination fee will be payable in the event of a non-renewal of the agreement.

Risk Factors

Risks Related to Ownership of Our Common Stock

Our ability to pay our estimated initial annual dividend, which represents approximately 530% of our estimated cash available for distribution…, page 33

4. Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of earnings.

Dilution, page 40

5. We note the last sentence of your disclosure indicates that the amount of acquisition fees payable to your manager is not determinable at this time. Please reconcile this disclosure with your disclosure of an estimate for such fees on page 8.

Distribution Policy, page 41

6. Given the significant coverage shortfall, please revise the table to include line items showing the cash shortfall that is expected to be paid with offering proceeds.

7. We note your revised disclosure and the significant shortfall between your estimated initial annual distribution and estimated cash available for distribution based upon both minimum and maximum offerings. Please disclose gross amount of the shortfall based on both the minimum and maximum offerings, and indicate that this is the amount of proceeds from the offering that may be used to pay the shortfall should you not be successful in finding another source of cash or financing. Your revised disclosure should include a statement that there can be no assurance that you will find another source of

cash or financing. In addition to revising your policy disclosure, please update the table on page 43 to disclose the gross amount of the shortfall. Finally, please apply this comment, as applicable, to your discussion of distribution policy on page 10 and to your risk factor disclosure on page 33.

8. We note that you have disclosed a payout ratio of 205% within your table on page 43. It appears that you disclosed 213% for the same ratio on pages 10 and 42. Please advise.

Plan of Distribution

Minimum Offering Amount and Minimum Purchase, page 45

9. We note your disclosure that following achievement of your minimum offering amount, you intend to hold additional closings on at least a monthly basis. Please revise to clarify the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

Interest of Management and Others in Certain Transactions, page 84

10. We reissue comment 18. Please revise to discuss with greater specificity the consideration and benefits each related entity and individual will receive and how this was valued. Please also include a discussion of any other related party transactions, including the property management agreement, the repayment of the Standridge Note, which is guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton, and Baker Hill Holding LLC, and the offering of the Series A Preferred Stock to your related parties.

Part III – Exhibits

Exhibit 6.4

11. Please refile Exhibit 6.4 with a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please see Item 17(6)(a) of Part III of Form 1-A.

Exhibit 11.1

12. For each of the two consents provided, please advise whether or not the original consents which you maintain have the signature of your independent accountant as the consents

provided in your filing do not include an electronic signature. In addition, please have your independent auditors revise their consents to include a signature.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: T. Rhys James, Esq. (via E-mail)
        Kaplan Voekler Cunningham & Frank PLC